 EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

March 30, 2015

Trading Symbols: TSX Venture – CLH

US OTC.BB – CLHRF

Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES BARRICK DRILL RESULTS FROM 2014 GOLD RIDGE PROPERTY EXPLORATION PROGRAM, NEVADA

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) is pleased to announce results of a drilling program conducted by Barrick Exploration, Inc. (“Barrick”) on the Gold Ridge project located in Lander County, Nevada U.S.A. The Gold Ridge project area is comprised of 107 unpatented lode claims located along the western-most portion of the Robertson claim block. The information in this press release relates to exploration data provided to Coral by Barrick, but does not reflect Barrick’s interpretation, assessment or characterization of the data. The geologic interpretations, assessments and characterizations in this press release are solely those of Coral and should not be attributed to Barrick.

The purpose of the 2014 drilling at Gold Ridge was to test a strong surface gold (up to 9.4 ppm) and Carlin-type trace element anomaly located 4.5 km north of the Pipeline mine. It was proposed that this anomaly (Ridge anomaly), defined by soil and rock chip samples, represented the surface expression of a Carlin-type system hosted by favorable carbonate rocks in the lower plate of the Roberts Mountains Thrust Fault. The second was a structural target defined by intersecting sets of west-northwest and north-northwest striking dikes and a surface gold anomaly (up to 6.06 ppm), located 1.5 km west of the Tenabo granodiorite stock.

Three vertical diamond core holes, RGR-0001D through RGR-0003D, were completed to depths of between 955 m and 1,255 m, for a total of 3,191 m. Selected analytical results for the three holes are reported in the table below.

Two holes, RGR-0001D and RGR-0003D were designed to test the Ridge anomaly. RGR-0001D was collared on Gold Ridge along the north edge of a significant surface rock chip and soil anomaly (Ridge anomaly) and drilled to a depth of 981 m. RGR-0003D was offset 451 m southwest of RGR-0001D and completed to a depth of 955 m. Both holes returned scattered anomalous Au value up to 0.698 ppm and 0.573 ppm, respectively, along with several narrow intervals exhibiting Carlin-type geochemical signatures. The holes encountered a mostly siliciclastic sequence dominated by mudstone and chert and disrupted by major west dipping thrust faults in the upper 450 m. All of the intervals exhibiting a Carlin-type geochemistry are spatially associated with thrust faults. Neither hole intersected significant gold values or lower plate carbonate rocks.

Hole RGR-0002D was collared about 1.6 km north of RGR-0001D and 1.16 km south of TV07-2, a deep hole drilled by Coral in 2007. The hole was drilled to a depth of 1,255 m and was located near the structural intersection between west-northwest and north-west striking dike swarms. RGR-0002 encountered a significant number of anomalous gold intercepts including one 5-ft-thick interval that returned 36.3 ppm (1.06 oz Au/t). Most of the higher grade Au values (>0.34 ppm), including the high-grade intercept, are hosted by retrograde-altered calc-silicate hornfels replacing calcareous strata of the Ordovician Valmy Fm. Accompanying gold are anomalous levels of Se (up to 35 ppm), Bi (up to 114 ppm), Te (up to 34.8 ppm), Co (up to 119.5 ppm) as well as Ag (62.9 ppm), Cu (6,490) and As (978 ppm). The strong association of gold in RGR-0002D with zones of retrograde-altered hornfels, as well as the overall metal association (Au-As-Cu, Fe, Bi-Se-Te, Co and Ag) is strongly suggestive of distal skarn-type mineralization. The upper 900 m of RGR-0002D are dominated by an interbedded sequence of mudstone, chert and minor limestone intruded by numerous dikes ranging from granodiorite to rhyolite. Beginning at a depth of about 1,067 m and continuing to at least 1,130 m, RGR-0002D encountered a major shear zone interpreted to be the Roberts Mountains Thrust Fault. From about 1,090 m, rocks within the shear zone become increasingly calcareous and are thought to represent lower plate carbonate rocks. This interpretation is supported by a single conodont fossil age determination.

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Analytical results for selected intervals from holes RGR-0001D through RGR-0003D. All values are in parts per million (ppm).

RGR-0001D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
1.6	4	2.4	0.259	1.24	677	35.8	0.89	0.25	39.1	16.3	137
10.1	11.6	1.5	0.504	1.39	341	132	7.07	0.64	26.2	18.2	35
673	681.4	8.4	0.343	2.25	962	7.3	0.096	0.23	141	18.9	222
931.4	932.4	1.1	0.625	13.4	830	30.5	0.59	0.83	215	3170	4910
942.1	943.7	1.6	0.541	1.84	1.7	2.2	0.02	0.23	848	68	225

RGR-0002D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
185.4	186.9	1.5	3.8	2.59	5320	43.2	0.32	0.72	112	82	598
638.72	644.82	6.1	10.71	1.67	13.86	1.48	0.01	0.17	231	21	155
Including
643.29	644.82	1.53	36.3	2.58	1.4	1.21	0.038	0.11	171	61.1	45

650.9	658.5	7.6	0.168	16.31	83.6	3.46	0.035	1.02	1971	36.7	156
780.5	783.5	3	1.5	1.74	24	1.5	0.008	1.1	491	18.8	53
910.1	913.1	3	1.32	1.24	1265	6.7	0.014	1.8	263	13.4	295
1057.8	1070.1	12.3	0.306	2.66	1019	2.71	0.12	0.96	573	15.7	117
1109.8	1114.3	4.6	0.363	0.38	961	2.04	0.007	1.56	34.6	13.7	76.3

RGR-0003D

From (m)	To (m)	Length (m)	Au	Ag	As	Sb	Hg	Tl	Cu	Pb	Zn
377.4	417.1	39.6	0.079	0.79	230	23.3	0.37	1.44	36	14.9	96
Including
395.6	414.0	18.4	0.046	0.33	465	49.2	0.8	1.93	35.8	6.6	57
578.7	584.8	6.1	0.19	0.73	48	3.5	0.007	1.13	214	11.3	175

The sample preparation, gold assays and multi-element analyses were done by ALS Minerals. Gold assays were by inductively coupled plasma with atomic emission spectroscopy. This analytical method has a 0.001 ppm lower limit of detection. Samples with gold values exceeding 10.0 ppm were assayed using gravimetric determinations. Multi-element analyses were by four acid digestion of samples followed by mass spectroscopy determinations.

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Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral VP and a Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada including the flag ship Robertson Property. Over the past 25 years, Coral Gold and its various joint venture partners have spent more than $25 million exploring the Robertson property and surrounding claim blocks. In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined an inferred gold resource of 2.7 million ounces. In 2013, Coral entered into an exploration and option to joint venture agreement with Barrick Gold Corporation to explore an area of Coral’s property known as the Gold Ridge claims. Barrick is targeting Carlin-type mineralization in the lower plate similar to what they are currently mining at the Pipeline and Cortez Hills mines and what was recently discovered at Goldrush.

Note: Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

ON BEHALF OF THE BOARD

“David Wolfin”

___________________________________

David Wolfin

President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Except as required by law, the Company does not assume the obligation to update any forward-looking statement.